## SUMMARY OF TERMS OF
## CONVERTIBLE PROMISSORY NOTE OFFERING OF
## FLORASCENTIALS, INC.
## <u>OCTOBER 2020</u>

| | |
|---|---|
| **Borrower** | FloraScentials, Inc., a Delaware corporation (the "***Company***"). |
| **Investors** | The parties who subscribe to the Notes (as defined below) under this term sheet are referred to herein as the "Investors." |
| **Type of Security** | Convertible Promissory Notes (the "***Notes***"). The Notes will be *pari passu* such that all Notes will rank equally with all other similar convertible promissory notes issued by the Company, and no payments will be made under any Notes (or other convertible promissory notes) unless a pro rata payment is simultaneously made under all other Notes. The Notes will be unsecured. |
| **Amount of Notes** | Up to $250,000 of Notes. The minimum investment amount by any Investor will be $100. The Company will conduct one or more closings for the sale of the Notes, but the initial closing will not occur unless Investors agree to acquire an aggregate of at least $50,000 of Notes. |
| **Interest Rate** | The Notes will bear simple interest accruing at 8% per annum. |
| **Maturity** | All principal and accrued interest under the Notes will be due and payable upon demand by the Majority Holders (defined below), which demand shall not be made prior to the earlier of (i) October 15, 2022, or (ii) upon a Change of Control (as defined below) (the "***Maturity Date***"), unless earlier converted, as described below. Until such demand by the Majority Holders, the Notes shall remain outstanding and continue to accrue interest until such time as they shall be paid by the Company or converted by election of the Majority Holders into equity securities of the Company. |
| | In lieu of payment, at the option of the Majority Holders, at any time on or after the Maturity Date, the outstanding principal and accrued interest of the Notes shall convert into the Company's existing most senior equity interests at a price per share equal to the Conversion Cap Price (defined below). |
| **Prepayment** | The Company may not prepay the Notes without the prior written consent of the Majority Holders. |
| **Change of Control** | "***Change of Control***" means (i) Company is merged into a third party; (ii) a majority of the equity interests of Company are sold or otherwise transferred to a third party (except for a Qualified Financing (as defined below)); or (iii) substantially all of the Company's assets and business are transferred to a third party; *provided, however*, that a transaction or series of transactions shall not be deemed to be a "***Change of Control***" if (x) the equity owners of the Company prior to the transaction continue to be the equity owners of the surviving entity following the transaction(s) and (y) the equity owners of the Company prior to the transaction(s) do not receive cash or marketable securities pursuant to such transaction(s). |
| | If a Change of Control takes place prior to conversion or payment of the Notes, all or a portion of the Notes and any accrued but unpaid interest may, at the election of the |

Majority Holders, be converted into the Company's existing most senior equity interests at the Conversion Cap Price.

If the Notes are not so converted upon a Change of Control, then the outstanding principal and accrued but unpaid interest under the Notes shall be payable upon the closing of such Change of Control.

**Qualified Financing**  "*Qualified Financing*" means the sale by the Company of new equity securities in an aggregate amount of at least $1 million, excluding the conversion of the Notes or any other convertible securities, or such lesser amount approved by the Majority Holders.

**Conversion Price**  "*Conversion Price*" means the lower of (i) 80% of the price per share paid by other purchasers in the Qualified Financing or other financing, as applicable, or (ii) the price obtained by dividing $3 million by the Company's fully-diluted capitalization prior to the Qualified Financing (the "*Conversion Cap Price*"). Any unissued options or other rights to acquire securities of the Company that are not issued and outstanding will not be taken into consideration as part of the Company's fully-diluted capitalization.

**Automatic Conversion**  Upon the closing of a Qualified Financing on or prior to the Maturity Date, all principal and accrued interest of the Notes will be automatically converted into the securities issued pursuant to the Qualified Financing at the Conversion Price and otherwise on the terms set forth for such financing, and the Investors will agree to join the investment documents related to such Qualified Financing as if the Investors were purchasers thereunder.

**Optional Conversion**  Upon a closing of an equity financing other than a Qualified Financing, all or any of the outstanding principal and accrued interest of the Notes shall, at the option of the Majority Holders, convert into the securities issued pursuant to such financing at the price in such non-Qualified Financing at the Conversion Price and otherwise on the terms set forth for such financing and the Investors will agree to join the investment documents related to such non-Qualified Financing as if the Investors were purchasers thereunder.

**Amendment**  The Notes may be amended or modified, and any provisions of the Notes may be waived, only with the consent of the Company and the Investor. In addition, any term of this Note may be amended or waived with the written consent of the Company and the holders of a majority of the outstanding principal of all outstanding Notes (the "*Majority Holders*").